FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2016 Interim Management Statement

Exhibit No. 1	Director/PDMR Shareholding dated 02 April 2020
Exhibit No. 2	Amendment of Final Terms dated 03 April 2020
Exhibit No. 3	Block Listing Six Monthly Return dated 06 April 2020
Exhibit No. 4	Virtual Shareholder Event – 29 April 2020 dated 14 April 2020
Exhibit No. 5	Disclosure of rights attached to equity shares dated 27 April 2020
Exhibit No. 6	Director/PDMR Shareholding dated 28 April 2020
Exhibit No. 7	Total Voting Rights dated 30 April 2020

Exhibit No. 1

2 April 2020

The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the Company) was notified on 31 March 2020 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 30 March 2020 on behalf of the PDMRs named below who are participants in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Robert Begbie	Chief Executive Officer, NatWest Markets Plc	1*	£1.184
Katie Murray	Chief Financial Officer, The Royal Bank of Scotland Group plc	127	£1.184

* The trustee purchased a single share for Robert Begbie from the surplus monies it was holding on his behalf following his last share purchase under the Plan.

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 2

The Royal Bank of Scotland Group plc

Amendment of Final Terms

The following Final Terms have been amended and restated in accordance with Condition 14(a)(ii) of the Prospectus (as defined below) to correct a manifest error in the first Interest Payment Date (from 4 October 2020 to 4 April 2020) and are available for viewing:

Final Terms dated 2 October 2019 (as amended and restated on 2 April 2020) (the "Final Terms") for The Royal Bank of Scotland Group plc ("RBS Group") JPY 5,000,000,000 Callable Fixed to Floating Rate Notes due October 2030 (ISIN: XS2056577203) (the "Notes") issued under the £40,000,000,000 Euro Medium Term Note Programme of RBS Group (the "Programme").

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 14 December 2018 and the supplemental prospectuses dated 15 February 2019, 26 February 2019, 26 April 2019, 17 May 2019, 17 June 2019, 2 August 2019 and 5 September 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU).

To view the amended and restated Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7941I_1-2020-4-3.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 131 626 1329

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:  2138005O9XJIJN4JPN90

Exhibit No. 3

BLOCK LISTING SIX MONTHLY RETURN

Date: 06 April 2020

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Sharesave Plan
Period of return:	From:	1 October 2019	To:	31 March 2020
Balance of unallotted securities under scheme(s) from previous return:		9,851,637
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		9,851,637
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan
Period of return:	From:	1 October 2019	To:	31 March 2020
Balance of unallotted securities under scheme(s) from previous return:		1,333,341
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,333,341
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc UK Sharesave Plan 2017
Period of return:	From:	1 October 2019	To:	31 March 2020
Balance of unallotted securities under scheme(s) from previous return:		987,840
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		987,840
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Irish Sharesave Plan 2017
Period of return:	From:	1 October 2019	To:	31 March 2020
Balance of unallotted securities under scheme(s) from previous return:		500,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		500,000
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan
Period of return:	From:	1 October 2019	To:	31 March 2020
Balance of unallotted securities under scheme(s) from previous return:		6,238,272
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		0Block listing cancelled per RNS released27 February 2020
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Ownership Plan
Period of return:	From:	1 October 2019	To:	31 March 2020
Balance of unallotted securities under scheme(s) from previous return:		3,436,774
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		0Block listing cancelled per RNS released27 February 2020
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Deferral Plan
Period of return:	From:	1 October 2019	To:	31 March 2020
Balance of unallotted securities under scheme(s) from previous return:		2,602,452
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		748
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		0Block listing cancelled per RNS released27 February 2020
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Long Term Incentive Plan
Period of return:	From:	1 October 2019	To:	31 March 2020
Balance of unallotted securities under scheme(s) from previous return:		10,371,260
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		5,867
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		10,365,393
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Company Share Option Plan (Option 2011)
Period of return:	From:	1 October 2019	To:	31 March 2020
Balance of unallotted securities under scheme(s) from previous return:		800,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		800,000
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Plan 2014
Period of return:	From:	1 October 2019	To:	31 March 2020
Balance of unallotted securities under scheme(s) from previous return:		1,237,693
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,237,693
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 4

The Royal Bank of Scotland Group plc

14 April 2020

Virtual Shareholder Event – Wednesday 29 April 2020

Due to the Covid-19 pandemic, this year’s AGM is following a different format and will not be open to shareholders in the usual way. To ensure that shareholders continue to have the opportunity to engage with the Board, we are arranging a special virtual shareholder event to be webcast at 3pm on 29 April 2020.

This virtual shareholder event will give shareholders an opportunity to hear from our Chairman, Howard Davies and our CEO, Alison Rose on a range of shareholder issues, including how the Group has been reacting to the Covid-19 pandemic.

Shareholders can visit https://investors.rbs.com/shareholder-centre/shareholder-events.aspx for details on to how join the event and submit questions in advance.

Name of contact and telephone number for queries:-

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 5

27 April 2020

The Royal Bank of Scotland Group plc

Disclosure of rights attached to equity shares

The Royal Bank of Scotland Group plc announces that, in accordance with Listing Rule 9.2.6E(1), it has forwarded to the Financial Conduct Authority a copy of its Articles of Association, which set out the principal rights attached to its ordinary shares.

A copy of the Articles of Association has been submitted to the National Storage Mechanism and will shortly be available for inspection at:
https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information contact:
RBS Media Centre
+44 131 523 4205

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 6

28 April 2020

The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR)
IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the Company) was notified on 28 April 2020 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 27 April 2020 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Katie Murray	Chief Financial Officer, The Royal Bank of Scotland Group plc	143	£1.055

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier:
2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 7

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 April 2020:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 April 2020
Ordinary shares of £1	12,093,909,192	4	48,375,636,768
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,094,809,192		48,379,236,768

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 April 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary